Exhibit (a)(1)(M)

Cover/Title Slide

Slide 1:
AMEET: Hello and welcome to our presentation on ADCT’s Stock Options Exchange Offering – which opens today I'm Ameet Mallik and I am joined by Kim Pope, our chief people officer, and Marina Koval, people operations manager. We also have Therese Sebastian from Equity Methods, who will help us walk through a demo of the exchange site today.

Before we dive into the presentation, I would like to thank Kim, and the People team, Peter and the Legal team, and the Finance team for all their support to put together this program for us under a very tight timeline. I am grateful and excited that we are able to offer you this unique opportunity. You are under no obligation to participate, this program is entirely voluntary.

Now, I want to turn the meeting over to Kim, Kim?

KIM:
Thank you, Ameet and hello everyone. We’re excited to be able to talk to you today about the Stock Option Exchange Offering.

This project has been a long time in the making and a lot of people in the company have worked tirelessly on this since late last year when the idea was first being developed. I’m grateful to our colleagues that collaborated to make this happen – the People, Legal and Finance teams - who got us to the point where we could open the Exchange on the 6th of March.

I’m also grateful to the Board of Directors – and particularly the Compensation Committee – for their support in accepting and understanding the need for this initiative.

I’d like to think that we got this support because our proposal is clear and provides our people who make up ADCT a chance to reset their underwater options. My hope with the Option Exchange Offering is that it provides an opportunity for ADCT employees who want to take advantage of the Offering the potential to realize value sooner and look forward to being part of the exciting journey ahead of us.

Slide 2:

Here is today’s agenda –

We’ll explain what an options exchange is and explain why we’re offering the exchange, eligibility to participate, how a stock option exchange works, the exchange ratio, new options terms, an example of what it means to participate vs. declining to participate, a breakeven calculator, timelines, the mechanics of the process and then we’ll go through a demonstration of the process. At the end, we will provide you with some frequently asked questions and important disclaimers. All of this information has been filed with the Securities and Exchange Commission and is available on our website on the Investor Relations page under SEC documents.

From a housekeeping perspective, we’ll have all lines muted. I’m also going to be speaking a little slower and more deliberately than I typically would, to ensure I don’t gloss over any of the fairly technical details that will be discussed today.

Slide 3:
Let’s start with the definition of a stock option exchange offer.

It is an offer to exchange underwater options for new “at the money” options.

Slide: 4

Why is the company offering this exchange?

Because you, our employees, are our most valuable asset and we are committed to rewarding you for the outstanding contributions you are making on behalf of the patients we seek to serve.

The current stock price has dipped below the grant price for many of your options and in the near-term these options will likely not provide the value we had hoped for.

So the Stock Option Exchange gives you the opportunity to “trade in” your options that are priced much higher than the current price – also called “under water” - and exchange them for options that are closer to the current price of our stock.

Having options closer to our current stock price gives you the potential to realize value from the options sooner if our stock price appreciates.

Slide 5:
Eligibility

Let’s talk about eligibility and who can participate in the program.
You have to be an active employee, not just at the beginning of the tender offer period, but also at the end of the tender offering period. And you must have options that are eligible for the exchange.

Eligible options. First thing – your options must be outstanding – meaning they have not been previously exercised or cancelled. The options must still be outstanding as of the end of the tender offering period. The award must have a grant price greater than 8 dollars. - And the options must have been granted under the 2019 Equity plan – which is our current Equity Plan.

Ameet and the Senior Leadership team, as well as members of the board of directors are NOT eligible to participate.

It’s important to understand, I said “grant” a moment ago, but we’ll use the term "exercise price" in the official tender offer documents. We may also say, "option price" or “strike price”. Again, all synonymous terms – and I think you are most familiar with "grant price" as that is what the Shareworks system uses. Again, all four of those terms mean exactly the same thing. It's the price you pay for the option.

Slide 6:

Now, we’re going to give you a “top line” overview of how the options exchange program works, later in the webcast we will walk you through all the mechanics.

This program provides you with an opportunity to exchange eligible existing underwater options for new options during the open window of what is known as the Tender Offer period that runs from March 6th through April 3rd.

An underwater option is defined as an option whose grant price (also known as option price, exercise price and strike price – all synonyms) is above or higher than the current trading price of the stock.

The strike price of the new options will be the closing stock price on the day after the exchange period closes which is April 4th.

The expiration period of the replacement options is unchanged – 10 years from the original grant date.

Vesting – all new options received through the exchange will have one-year of vesting added to the current vesting schedule. Options that have already vested will vest one year after the grant date of the new options.

This is a one-time offer and the program is completely voluntary

Slide 7:

Here is how the exchange ratio is set up:

Different option grant prices can have different exchange ratios and that is the case with ours. And it makes sense if you think about it – the more an option is underwater, the lower the value, so options are grouped together in ranges for the exchange ratios.

When the offer period is completed, if you choose to exchange your eligible options, your original options award is canceled, and you receive the new award. You can change your election as often as you want prior to the close of the tender offer period. When the offer period closes, your decision is locked.

Here are the grant price ranges for the existing options and what the exchange rates or ratios will be for those options.

So, as you can see for any options with a grant price of $8.00 to $14.00, the ratio is 1.75 to 1. So, to be clear, for every 1.75 options you exchange within this tier of grant price, you will receive 1 option back in return.

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Here are a few examples of how the conversion works

Whereas for $14.01 to $17.00, it’s 2 to 1.

For $17.01 to $20.00 the ratio is 2.5 to 1.

For $20.01 to $25.00 the ratio is 2.75 to 1.

For $25.01 to $30.00 the ratio is 3.0 to 1. And above $30.00 – it will be 3.5 ratio to 1.

Let's say you have 125 eligible options at a $12.10 grant price or strike price. When you divide 125 by the exchange ratio of 1.75 and you get 71 options @ the new grant price on April 4th.

Let’s say you have 200 options at a grant price of $18.26. You would divide 200 by 2.50 to get 80 shares @ the new price on April 4th.

One last example – say you have 175 options at $32.57. You would divide 175 by 3.50 to get 50 options @ the new grant price on April 4th.

As I mentioned earlier, the more an option is underwater, the lower the value, so therefore, for the exchange to be of relative equal value at the new grant price, you need to exchange more options.

Slide #9
New Option Terms – meaning the vesting schedule will re-set.

The expected grant date as I mentioned will be April 4th, 2023 – which is the day after the exchange closes. The grant price will be the stock’s closing price on that day. New options will be non-qualified grants, which is consistent with what we currently grant. The Expiration Date of the new grants will not change from your original grant expiration date.

Importantly – even if a grant is currently vested, there will be a new vesting schedule for the entire grant. The replacement options for any vested options will have an additional 1-year vesting added on, starting from the new grant date. So, you would no longer be vested and would need to wait one year to vest again and then exercise the new replacement options, if you so choose.

For any unvested options that are exchanged, they will also have an additional year added to the current vesting schedule.

Now I’d like to bring in Therese Sebastian from Equity Methods to walk you through the mechanics of the exchange and show you what the electronic forms will look like. THERESE you have the floor.

THERESE

Slide #10
Hypothetical Option Exchange Example (employee elected to exchange)
Thank you, Kim. We’d like to show you an example where we are focusing on the exchange math. We have two examples. One where you would exchange your options, the other where you would keep your original options.

Here you will see we have assumed there are 4,800 eligible options, at a $18.75 original exercise price. Let's say you chose to exchange them at the specified 2.50: 1 ratio - - this would result in 1,920 new options at a $4.00 exercise price assuming that the closing price on April 4, 2023 is $4.00. So essentially, we just took 4,800 original outstanding options divided by the 2.50 ratio = which results in 1,920 new options.

In terms of the impact on vesting, we’ll add 1-year to the vesting schedule. For example, suppose that of the 4,800 options you have, 75% has already vested, and 25% is still unvested. If you chose to exchange your options, 75% of the options will vest one year after the exchange in April 2024, and the remainder will vest monthly from May 2024 to April 2025.

Slide 11:

Hypothetical Option Exchange Example (employee elected not to exchange)

In the event that you decided not to participate in the exchange, your 4,800 eligible options with an exercise price of $18.75 will continue to remain in place. The original vesting schedule will also remain the same. In other words, there will be no change to the terms of your option grant.

Slide 12:

Break-even calculator
This is a “break-even” calculator.
You can change the input cells in orange and the chart will provide the break-even stock price.
BELOW the break-even price, new options would have more value, while ABOVE the break -even price the original (pre-exchange) options would have more value. Please note that the break-even calculator uses a theoretical stock price which you select and which may or may not be achieved in the future.

The general logic of the breakeven calculation is that if you think the stock price will exceed that breakeven price at the time you plan exercise in the future, then it may be more beneficial to not exchange, and to instead hold your existing options. If you think the stock price will be below that breakeven point at the time you exercise in the future, then it may be more beneficial to participate in the exchange. But do keep in mind that the new options will have a different vesting schedule than your current options.

Example #1 shows the calculation for an option granted in April 2020 with a strike price of $18.75

Slide 13:
Break-even calculator

Example #2
Example #2 shows the calculation for an option granted in April of 2021 with a strike price of $25.52

Slide 14:
Let’s now review the timeline.
As mentioned, the tender period opened on March 6th and closes Monday, April 3rd. The grant date for the new options however will be April 4th – the day after the exchange period closes.

Exchange statements will be created approximately the week of the April 17th and then the Shareworks system will be updated with the new awards and the new grant paperwork in the mid April timeframe.

Slide 15:

The process. We'll go ahead and demo the option exchange portal here shortly – but know that that you can go into the site as often as you want during the offer period and change your election until the period closes.

And just as a reminder again, your final election is locked in at the close – and the grant price for your award is determined with the April 4th closing stock price.

You will need to accept your new grant when delivered via the Shareworks system – which is same process you are used to for standard equity grants.

If you have questions about the process you can contact the People Team. Keep in mind, the team cannot provide financial advice. This is a financial decision that is entirely yours. The team will be happy to answer any questions about what has been covered in today’s program, but cannot tell you if you should or should not participate in the program.

And remember, participation is voluntary.

 Be sure to keep your election documents safe and be mindful of the deadline of 4pm ET on Monday April 3rd.– as you must complete your tender offer on time – so please don’t wait until the last day to make your elections!

Slide 16
Demonstration of the system

The online portal that will be used to facilitate ADCT’s option exchange program is called AwardTraq Exchange. Eligible employees will be receiving an email later today from AwardTraq exchange that provides information so you can access the website. When you receive that, click the link in the email to set up your log in details. Note that your username will be your ADCT work email address, and your outstanding options have already been linked using this information so you cannot use a different email address to access the option exchange portal.

Slide 17
Step 1. As I mentioned, you will receive an email from AwardTraq Exchange, similar to the screenshot on the left side of the page here. Click the link in the email. This will direct you to the AwardTraq Exchange Portal, and you will be asked to set up your password. If you are having difficulties accessing the website using the link in the email, you can also go directly to the website, which is exchange.awardtraq.com, and click “Forgot Password” to generate a new link.

Step 2. When you log in successfully, you will see a pop-up that provides a link to the terms of the tender offer. Please make sure to review that, check the box, and you will now be ready to make your elections.

Slide 18

Step 3. View your outstanding options that are eligible for the exchange. I mention outstanding options and what I mean by that is options that have not yet been exercised. If you have already exercised a portion of your option grant, you can only exchange the remaining balance that have not yet been exercised.

Step 4. Make your election. For each option grant, you can have two choices. Choice #1: You can decide to “keep your current stock options” which means you will not participate in the exchange. Choice #2: You can exchange your options and receive new options. If you pick this alternative, you will see the new vest date and new number of options that you will receive on the right side of the page. You will not yet know the final exercise price, as this will be determined based on the closing price the day after the exchange closes.

If you do not wish to participate in the exchange program, you do not need to take any action.

Slide 19

Step 5. Review your choices. Once you have made your elections, you will see a confirmation page with a summary of the choices that you have made. Please review to make sure that everything is in line with your choices. You can also choose to send a confirmation email or print the confirmation summary for your records

Step 6. You can continue to edit your elections throughout the duration of the exchange program. To do so, you can visit the AwardTraq exchange website at exchange.awardtraq.com, log in using your username and password, click “View confirmation page”, click “Revisit my elections”, and follow the same steps as previously discussed.

That is the end of the walkthrough of the option exchange portal. Kim, I will hand it back to you.

Slides 20 -25
Kim:

We’ve also provided some additional slides with more information that you may find useful.

Important Considerations

▪	Review all the documents

▪	Consider all the risk factors, including:

▪	Vested options will be exchanged for unvested options

▪	Increased vesting period may result in increased risk of forfeiture

▪	If your employment with ADCT terminates before your options vest, you will receive no value from the unvested options

▪	Participation does not guarantee future employment

▪	Consult with your financial, legal and/or tax advisors to assess the benefits and risks of the program

And please take a few minutes to read the important and required legal disclaimer

We also have provided an Appendix with -
Questions & Answers
Glossary of Terms

Thank you for your time and attention today. We are excited to be offering you this program and we welcome any questions you may have about the process, we just can’t give you financial advice.

And remember to make your decision before 4 p.m. Eastern Time on April 3rd.
Enjoy the rest of your day!

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